Statement of Contingent Resources

This document contains information relating to estimates of contingent resources of Suncor Energy Inc. (Suncor) as at December 31, 2025. This document is dated March 30, 2026.

The contingent resources data included in this document is based on evaluations conducted by GLJ Ltd. (GLJ), contained in its report dated March 27, 2026 with an effective date of December 31, 2025 (the GLJ Contingent Resources Report). GLJ is an independent qualified reserves evaluator as defined in National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (NI 51-101). Suncor's contingent resources have been evaluated in accordance with NI 51-101 and the most recent publication of the Canadian Oil and Gas Evaluation Handbook (COGE Handbook).

GLJ has evaluated Suncor's contingent resources at its in situ and mining properties located within the Athabasca oil sands region in Alberta. The in situ properties evaluated were Firebag, Lewis, MacKay River, Meadow Creek and Chard, and the mining properties evaluated were Syncrude (Non-Producing Leases), Lease 23 and Audet.

All of the properties evaluated by GLJ are anticipated to be developed using established technology, namely, for in situ properties, using SAGD technology in sandstone reservoirs, and for mining properties, using open-pit mining operations, consistent with Suncor’s current commercial developments within the Athabasca region. As such, there are no technical contingencies preventing the future classification of these volumes as reserves.

Suncor reports its contingent resources using the best estimate case, reflecting an equal likelihood that the actual remaining quantities recovered would be greater than or less than the best estimate. Expressed probabilistically, there is a 50% probability that the actual quantities recovered would equal or exceed the best estimate.

There are numerous uncertainties inherent in estimating quantities of contingent resources, and such estimates involve additional risks compared to estimates of reserves. There is uncertainty that it will be commercially viable to produce any portion of the contingent resources. There is no guarantee that the estimates for synthetic crude oil (SCO) and bitumen contingent resources provided herein will be recovered. Actual SCO and bitumen volumes recovered may be greater than or less than the estimates provided herein. Readers should review the heading "Terminology" below and the definitions and information contained in the notes in the following tables.

Contingent Resources Estimates

The following tables provide the risked and unrisked contingent resources volumes (best estimate) attributable to Suncor’s in situ properties and mining properties, as at December 31, 2025, contained in the GLJ Contingent Resources Report. The evaluations were prepared using the price forecast derived from the average of forecasts developed by GLJ (dated January 1, 2026), Sproule Associates Limited (dated December 31, 2025) and McDaniel & Associates Consultants Ltd. (dated January 1, 2026), all of whom are independent qualified reserves evaluators. The following tables do not include the proved and probable reserves volumes and values shown in the “Statement of Reserves Data and Other Oil and Gas Information” in Suncor’s Annual Information Form for the year ended December 31, 2025.

Contingent Reserves Tables and Notes

Summary of Risked and Unrisked Oil and Gas Contingent Resources

As at December 31, 2025

(forecast prices and costs)

	Contingent Resources Best Estimate (mmbbl)
	Risked		Unrisked
	Gross	Net	Gross	Net
Resources Project Maturity Sub-Class
In Situ – Bitumen(1)
Development Pending	2,468	1,895	2,782	2,137
Development Unclarified	15,204	12,180	19,675	15,759
Total In Situ	17,672	14,075	22,457	17,896
Mining - SCO(2)
Development Pending	97	82	102	86
Development Unclarified	5,527	4,912	7,807	6,945
Total Mining	5,624	4,994	7,909	7,031
Total	23,296	19,069	30,366	24,927

	Project Evaluation Status	Project Chance of Commerciality (%)	Estimated Risked Capital to Reach First Commercial Production ($ Millions) (3)(4)	Estimated Timing of First Commercial Production
Resources Project Maturity Sub-Class
In Situ – Bitumen(1)
Development Pending	Development Study	89%	2,929	2033
Development Unclarified	Pre-Development	77%	9,189	2034+
Total In Situ			12,118
Mining - SCO(2)
Development Pending	Development Study	95%	54	2038
Development Unclarified	Pre-Development	71%	15,522	2035+
Total Mining			15,576
Total			27,694

(1)	The figures presented include Suncor’s 75% interest in Meadow Creek, 77.8% interest in the OSLO portion of Lewis, and varying interests between 25% to 50% in Chard. See “Project – Characterization – In Situ properties” below.

(2)	The figures presented include Suncor's 58.74% interest in Syncrude, which directly owns the properties underlying the Syncrude (Non-Producing Leases) and associated contingent resources. See "Project Characterization – Mining properties" below.

(3)	The estimates of capital and timing to reach first commercial production are prepared by GLJ and are based on variable factors and assumptions. They are subject to numerous risks and uncertainties associated with the recovery of such resources, including many factors beyond Suncor's control. Actual results may vary significantly from these estimates and such variances could be material.

(4)	Capital presented is risked by chance of commerciality, uninflated and undiscounted.

The contingent resources have been risked for the chance of commerciality (CoC) in accordance with section 1.3.7.3 of the COGE Handbook, which is equal to the 'chance of development' multiplied by the 'chance of discovery'. The 'chance of discovery' in respect of contingent resources is equal to 1, and therefore the CoC for contingent resources is equal to the 'chance of development'.

The contingent resources are evaluated based on the same fiscal conditions used in the assessment of reserves, and as such, are forecasted to be economic. Development-related contingencies preventing the contingent resources from being classified as reserves include: (i) additional delineation; (ii) regulatory application submissions and approvals; (iii) firm development plans and company commitment including confirmation of corporate intent to proceed with the defined expansion plans; and (iv) final project design and sanctioning.

Project Characterization

In situ properties

The in situ properties evaluated by GLJ were Firebag, Lewis, MacKay River, Meadow Creek and Chard. Suncor holds a 100% interest in each of these properties, except for a 75% interest in Meadow Creek, 77.8% interest in the OSLO portion of Lewis, and interests in Chard varying from 25%-50%. Each of these properties is anticipated to be developed using established SAGD technology to produce bitumen from sandstone formations. Estimates do not include the use of Expanding Solvent SAGD (ES-SAGD) or Enhanced Bitumen Recovery Technology (EBRT) which could potentially improve production rates, steam-to-oil ratio and GHG emissions intensity.

Mining properties

The mining properties evaluated by GLJ were Syncrude (Non-Producing Leases), Lease 23 and Audet. Suncor’s interest in the Syncrude (Non-Producing Leases) is owned indirectly through Suncor’s 58.74% interest in Syncrude. Each of these properties is anticipated to be developed using established open-pit mining processes to extract bitumen from oil sands.

Risks and Significant Positive and Negative Factors Attributable to Contingent Resources Estimates

Significant positive factors relevant to the contingent resources estimates include Suncor’s established history of developing oil sands resources in the region, including leveraging learnings and technology developments from past and ongoing projects and the proximity of the contingent resources to existing Suncor operations, enabling integration with current infrastructure. Additional positive factors include Suncor’s strong balance sheet and investment grade credit ratings, which support its ability to access the capital required to develop the contingent resources, and the proximity of the contingent resources to established logistics and marketing channels.

Significant negative factors relevant to the contingent resources estimates and risks to Suncor’s ability to recover the contingent resources include risks related to required regulatory approvals, potential changes to government and regulatory policies, availability of skilled labour and material supply and prolonged periods of low commodity prices which could impact the economic viability of development of such contingent resources.

Terminology

The resources estimates presented herein are based on the definitions and guidelines contained in the COGE Handbook. A summary of these definitions is set forth below.

Best estimate is a classification of estimated resources described in the COGE Handbook as being considered to be the best estimate of the quantity that will be recovered. It represents equal likelihood that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be a 50% probability that the quantities actually recovered will equal or exceed the best estimate.

Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. Contingent resources are further classified in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status. For a description of the contingencies that must be met for Suncor's contingent resources to be classified as reserves, see the COGE Handbook "Resources Classification".

Established technology is a recovery method that has been proven to be successful in commercial applications in the subject reservoir and is a prerequisite for assigning reserves. All of Suncor’s contingent resources are expected to be developed using established technology.

Risked means that the applicable volumes or revenues have been adjusted for the probability of loss or failure in accordance with the COGE Handbook.

Unrisked means that the applicable volumes or revenues have not been adjusted for the probability of loss or failure in accordance with the COGE Handbook.

Suncor’s contingent resources have been divided into the following project maturity sub-classes:

Development pending resources sub-class is assigned to contingent resources for a particular project where resolution of the final conditions for development is being actively pursued.

Development unclarified resources sub-class is assigned to contingent resources for a particular project where the evaluation is incomplete and there is ongoing activity to resolve remaining risks or uncertainties.

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